Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-202624

November 30, 2017

PS BUSINESS PARKS, INC.

8,000,000 DEPOSITARY SHARES

EACH REPRESENTING 1/1000 OF A SHARE OF

5.20% CUMULATIVE PREFERRED STOCK, SERIES Y

Final Term Sheet

Issuer:	PS Business Parks, Inc. (PSB)

Security:	Depositary Shares Each Representing 1/1000 of a Share of 5.20% Cumulative Preferred Stock, Series Y

Size:	8,000,000 depositary shares

Over-allotment Option:	None

Type of Security:	SEC Registered - Registration Statement No. 333-202624

Public Offering Price:	$25.00 per depositary share; $200,000,000 total

Underwriting Discounts:	$0.7875 per share for Retail Orders; $5,319,802.69 total; and $0.50 per share for Institutional Orders; $622,347.50 total

Proceeds to the Company, before expenses:	$194,057,849.81 total

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Underwriting:

Number of Firm Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,000,000
Morgan Stanley & Co. LLC	2,000,000
UBS Securities LLC	2,000,000
Wells Fargo Securities, LLC	2,000,000

Distribution Rights:	Distributions on the Preferred Stock will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning on March 29, 2018 (for the period from the original issue date to, but excluding, April 1, 2018, with the payment on that date being based pro rata on the number of days from the original issuance of the Preferred Stock).

Redemption:	The depositary shares may not be redeemed until on or after December 7, 2022, except in order to preserve our status as a real estate investment trust.

Use of Proceeds:

The Issuer expects to use a portion of the net proceeds from the offering to fund the redemption of its 6.00% Cumulative Preferred Stock, Series T, repay outstanding indebtedness under its credit facility, and for general corporate purposes, which may include the acquisition and development of commercial properties.

Certain of the underwriters or their affiliates hold depositary shares representing partial shares of the Issuers’ 6.00% Cumulative Preferred Stock, Series T, and will receive any net proceeds of the offering used to redeem their preferred shares.

Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC, is the lender under our credit facility and will receive the portion of the net proceeds of this offering used to repay amounts outstanding under our credit facility.

Trade Date:	November 30, 2017

Settlement Date:	December 7, 2017 (T+5)

Selling Concession:	$0.50/depositary share for Retail Orders; $0.30/depositary share for Institutional Orders

Reallowance to other dealers:	$0.45/depositary share for Retail Orders

CUSIP Number:	69360J 578

ISIN Number:	US69360J5781

The Issuer has filed a registration statement (including a prospectus with the SEC) and prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-800-294-1322, Morgan Stanley & Co. LLC toll-free 1-866-718-1649, UBS Securities LLC toll-free 1-888-827-7275 or Wells Fargo Securities, LLC toll-free 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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